NEWS RELEASE

Crosshair Extends C Zone to Northeast by Intersecting 0.10% U3O8 Over 18.3 Metres

Dated: December 6, 2007	(AMEX: CXZ) (TSX-V: CXX)

Crosshair Exploration & Mining Corp. (AMEX: CXZ) (TSX-V: CXX) is pleased to provide the latest assay results from holes ML-140 to ML-154 of the recently completed drill program at the C Zone on the Company’s Central Mineral Belt (CMB) Uranium Project in Labrador. The latest results are highlighted by ML-140, which tested the shallow, up-dip portion of the resource and by ML-141, which was drilled 100 metres northeast of the current C Zone resource. Both of these holes will aid in expanding the current uranium resource. Select highlights from the latest results include:

  0.31% U3O8 over 4.2 metres (5.8 to 10.0 m) and
  0.20% U3O8 over 2.7 metres (12.6 to 15.3 m) both part of a wider zone grading
  0.10% U3O8 over 20.7 metres (5.3 to 26.0 m) in hole ML-140,

  0.73% U3O8 over 2.0 metres (118.0 to 120.0 m) as part of a wider zone grading
  0.35% U3O8 over 5.1 metres (118.0 to 123.1 m), both within a wider zone grading
  0.10% U3O8 over 18.3 metres (106.7 to 125.0 m) in hole ML-141, and

  0.11% U3O8 over 4.5 metres (276.5 to 281.0 m) from the Lower C Zone in ML-149.

“The latest results clearly demonstrate the potential to extend the existing C Zone resource along strike” says J. Wayne Pickett, P.Geo, VP Exploration at Crosshair. “The C Zone has now been extended outside of the defined resource by 100 metres to the northeast, further increasing both the number of pounds of U3O8 and the overall dimensions of the resource.”

Eight of the drill holes tested the northeast portion of the C Zone, including holes ML-141 and ML-149, both of which were collared 100 metres outside of the currently defined resource. Results from these holes are highlighted by ML-141, which intersected 0.10% U3O8 over 18.3 metres, including 0.35% U3O8 over 5.1 metres.

Hole ML-140, an undercut of previously released holes ML-138 and ML-139, tested the shallow, up-dip portion of the Upper C Zone and intersected uranium mineralization grading 0.10% U3O8 over 20.7 metres including 0.31% U3O8 over 4.2 metres. The grade and width of mineralization intersected in these holes will add to the uranium resource in the near surface portion of the C Zone.

Complete assay highlights from holes ML-140 to ML-154 along with current drill sections and maps are posted on the Company website at: http://www.crosshairexploration.com/s/CZone.asp.

Results for approximately 18 additional holes from the current program are pending and will be released over the coming weeks. Crosshair has recently suspended its drilling operations on the CMB Uranium Project for winter freeze-up and is currently planning an aggressive 2008 program set to begin early in the New Year that will see three drills turning on the property throughout the winter.

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador—Canada’s most promising emerging uranium district. The 750 sq km Central Mineral Belt Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG -Olympic Dam), structurally controlled/shear zone and unconformity types of mineralization.

The Company’s exploration work on the Central Mineral Belt Uranium Project is supervised by J. Wayne Pickett, P.Geo., a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador, the Vice President Exploration of the Company and a Qualified Person as defined in NI 43-101. Mr. Pickett has verified that the results presented above have been accurately summarized from the official assay certificates provided to the Company. A QA/QC program has been implemented consisting of standard, blank and duplicate samples.

Split drill core samples are being sent to Activation Laboratories in Ancaster, ON for analyses. Uranium analysis is performed by the delayed neutron counting (DNC) method, while multi-element analysis is performed using Inductively Coupled Plasma Mass Spectrometry (ICP-MS). Samples that exceed the upper limit for uranium are re-assayed using X-ray fluorescence (XRF).

For more information of the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J Morabito"
President and CEO

Crosshair Exploration & Mining Corp. – Vancouver
T: 604-681-8030
F: 604-681-8039
E: dan@crosshairexploration.com
www.crosshairexploration.com

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